Issuer Free Writing Prospectus
 Filed pursuant to Rule 433
 Registration Number 333-256296
May 20, 2021

Wabtec Transportation Netherlands B.V. (domiciled: Netherlands), bonds of which, if any, will be fully and unconditionally guaranteed by Westinghouse Air Brake Technologies Corporation (“Wabtec”, Ticker: WAB, Country: U.S.), a global provider of technology products and services for the rail industry and rated Ba1 (stable) by Moody’s, BBB- (negative) by S&P, and BBB- (negative) by Fitch, has mandated BNP Paribas (B&D), Goldman Sachs & Co LLC, and HSBC to arrange a series of European fixed-income investor calls to be scheduled 11:30am-5:30pm UKT on May 25th and 26th, 2021. Goldman Sachs & Co. LLC will be handling logistics. A NetRoadshow presentation with voiceover will be made available (details below).

An inaugural EUR-denominated, 6.5 year, senior unsecured, SEC-registered, Irish GEM-listed, Green Bond (pursuant to Wabtec’s Green Finance Framework, aligned with ICMA Green Bond Principles 2018) is expected to follow, subject to market conditions.  The notes, if issued, will be rated Ba1 (stable) by Moody’s, BBB- (negative) by S&P, and BBB- (negative) by Fitch.  BNP Paribas is acting as Green Structurer.

The Company will be represented by:

Patrick Dugan: Executive Vice President and Chief Financial Officer
James Kalinovich: Senior Vice President and Treasurer
David Cregan: Vice President, Product Management of Chief Technology Office
Michelle Butler: Senior Manager, Sustainability

NetRoadshow Details:
Link: www.netroadshow.com
Passcode: “WAB2021”

Relevant stabilization regulations including FCA/ICMA apply. MiFID II / UK MiFIR product governance / Professional investors and ECPs only target market. Manufacturer target market (MiFID II / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retain in the EEA or in the UK.

If a transaction follows, it will be made under Wabtec Transportation Netherlands B.V.’s and Wabtec’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) and only by means of a prospectus supplement and accompanying prospectus filed with the SEC. In the event that the issuer proceeds with a transaction, you will be able to obtain a copy of the prospectus supplement and accompanying prospectus for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it. You may obtain a copy of any such prospectus supplement and accompanying prospectus from BNP Paribas, 16, boulevard des Italiens, 75009 Paris, France, Attn: Fixed Income Syndicate, by telephone at 1-800-854-5674, or by email at mary.chapman@bnpparibas.com, Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attn: Registration Department, by telephone at 1-866-471-2526, or by email at prospectus-ny@ny.email.gs.com, and HSBC Continental Europe, 38, avenue Kléber, 75116 Paris, France, Attn: DAJ Global Banking, by telephone at 1-866-811-8049, or by email at transaction.management@hsbcib.com. In the event the issuer proceeds with a transaction, you are advised to carefully review any prospectus supplement and any accompanying prospectus before making any investment decision.

Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.